Laminar Scientific Inc.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED

December 31, 2021

TABLE OF CONTENTS

Consolidated Balance Sheet

December 31, 2021

CURRENT ASSETS

Cash and cash equivalents	$	171,766
Accounts receivable, net		0
Inventory		0
Loans receivable - related party		0
Prepaid expenses and other current assets		0
TOTAL CURRENT ASSETS		171,766

PROPERTY AND EQUIPMENT

Property and equipment, net		4000

OTHER ASSETS

Intangible assets, net		0
Deposits		0
		0
TOTAL ASSETS		$ 175,766

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable Credit cards payable	$	0
Warranty reserve		0
Accrued expenses		0
Sales tax payable		0
Deferred revenue		0
Upcoming Taxes (for year 2021)		0

See accompanying notes to financial statements.

TOTAL CURRENT LIABILITIES	0
TOTAL LIABILITIES	0
SHAREHOLDERS' EQUITY	
Common stock, authorized 10,000,000 shares,	
4,000,000 shares issued and outstanding, $0.001 par value.	**4000**
Preferred stock, authorized 3,000,000 shares,	
0 shares issues and outstanding, $0.001 par value.	**0**
Additional paid-in capital	210,500
Retained earnings	(38,734)
TOTAL SHAREHOLDERS' EQUITY	175,766
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 175,766

See accompanying notes to financial statements.

Consolidated Statement of Income

December 31, 2021

REVENUES	$	0
COST OF GOODS SOLD		0
GROSS PROFIT		0
OPERATING EXPENSES		
Company Setup and Maintenance (including Basic Legal)		1,239
Bank Fees		45
Marketing		1,900
Office and Lab Rent		2,996
R&D (including IP Legal)		23,482
Engineering Salaries (non-exec)		8,724
Software Tools		349
Tax and Related Fees		0
Team Events		0
TOTAL OPERATING EXPENSES		
NET OPERATING LOSS		(38,734)
NET INCOME (LOSS)	$	(38,734)
TOTAL COMPREHENSIVE LOSS	$	(38,734)

See accompanying notes to financial statements.

Laminar Scientific Inc.

Consolidated Statement of Equity
December 31, 2021

	Common Stock		Preferred Stock		Additional	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	
BEGINNING BALANCE, JUNE 3rd 2022 (INCEPTION)							
Contributions	-	$ -	-	$ -	$ -	$ -	$ -
Other comprehensive gain/(loss)	4,000,000	4000	0	0	210,500	-	$ 214,500
	-	-	-	-	-	0	$ 0
Net Income						(38,734)	$ (38,734)
ENDING BALANCE, December 31, 2021	4,000,000	4000	0	0	210,500	(38,734)	$ 175,766

See accompanying notes to financial statements.

Consolidated Statement of Cash Flow
December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(38,734)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		0
(Increase) decrease in assets:		
Accounts receivable		0
Inventory		0
Prepaid expenses and other current assets		0
Security deposit		0
Increase (decrease) in liabilities:		
Accounts payable		0
Credit cards payable		0
Warranty reserve		0
Accrued expenses		0
Deferred revenue		0
Sales tax payable		0
Upcoming Taxes (for year 2021)		
		(38,734)

CASH USED FOR OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets		0
Cash used for other intangible assets		0

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common and preferred stock		210,500

CASH PROVIDED BY INVESTING ACTIVITIES 210,500

CASH AT INCEPTION -

CASH AT END OF DISCLOSURE PERIOD $ 171,766

CASH PAID DURING THE YEAR FOR:
INTEREST $ 0

See accompanying notes to financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
December 31, 2021

1. <u>**Summary of Significant Accounting Policies**</u>

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from exploration, inception (June 3rd 2021) through December 31, 2021. Laminar Scientific Inc. was incorporated in the State of Delaware on June 03, 2021. Finances of activities related to the company, such as market exploration, patent search, patent applications etc. began prior to the company inception within 2021, and is consolidated to this report.

As the world experiences worsening effects of climate change, Laminar Scientific Inc. strives to contribute pioneering technology to the Ocean Energy industry. We have six pending patents that aim to provide low-cost, low material, and efficient solutions that can be adapted around the world. From inventions that tackle the multi-directional chaos of the Ocean environment, to ones that allow resonant and natural motion capture from waves, we are set to make a large impact in this industry.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Laminar Scientific Inc. (the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
December 31, 2021

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of six months or less to be cash equivalents. The Company considers legally binding agreed investments, that are to be received in installments upon need and/or request, as cash equivalents. As of December 31, 2021, the Company held $171,766 of cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.
The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents and copyrights. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years.
Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
December 31, 2021

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Iowa.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.
Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
December 31, 2021

      1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from inception of June 03, 2021 through December 31, 2021.

Warranty Reserve
The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $23,482 from inception to period ending December 31, 2021.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0. No equity-based compensation has occurred nor is planned as of December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
December 31, 2021

2.   Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   Property and Equipment
Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:
Office and Lab equipment $ 4,000

4.   Executive Compensation
As for December 31, 2021, Narayan Iyer, Ranganathan TA and Mina Iyer are assigned a salary of $0/Annum each, and this will be the assigned salary until revenue occurs for the Company or the Company reaches five years of age, whichever happens first.

5.   Loans Receivable – Related Parties
The Company has provided loans no loans as of December 31, 2021. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date.

6.   Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000) Common Stock, $0.001 par value per shares. As of December 31, 2021, 4,000,000 shares have been issued and are outstanding.

Preferred Stock
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is three million (3,000,000) shares of Preferred Stock, $0.001 par value per share. As of December 31, 2021, no shares of preferred are outstanding.

7.   Subsequent Events
We believe signing of an MOU is likely imminent within mid-May for patent licensing in Asia (ask for NDA for specific information prior to signing). We expect upfront revenue from this event in the order of $50K in one installment, and another $50K in a second installment (upfront). Note: the MOU is still under negotiation so this amount / installment structure may change.

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